PREMIERE PUBLISHING GROUP, INC.

386 Park Avenue South, 16th Floor

New York, New York 10016

Tel. (212) 481-1005

June 15, 2006

VIA FACSIMILE (202) 772-9210

AND FIRST CLASS MAIL

United States Securities

and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention: Michael McTiernan, Esq.

Special Counsel

Re:	File No. 333-129997

Premiere Publishing Group, Inc. Form SB-2

Dear Mr. McTiernan:

Premiere Publishing Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Daylight Time on Monday, June 19, 2006 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PREMIERE PUBLISHING GROUP, INC.

By: _/s/ Michael Jacobson__________

Michael Jacobson, President